Exhibit 12
General Electric Company
Ratio of Earnings to Fixed Charges

(Dollars in millions)	Three months ended March 31, 2008 (Unaudited)

General Electric Company and consolidated affiliates
Earnings(a)	$5,352
Plus
Interest and other financial charges included in expense(b)	6,613
One-third of rental expense(c)	165
Adjusted “earnings”	$12,130

Fixed Charges
Interest and other financial charges included in expense(b)	$6,613
Interest capitalized	20
One-third of rental expense(c)	165
Total fixed charges	$6,798

Ratio of earnings to fixed charges	1.78

(a)	Earnings before income taxes, minority interest and discontinued operations.
(b)	Included interest on tax deficiencies.
(c)	Considered to be representative of interest factor in rental expense.